U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person

     NBT Bancorp Inc.
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   (Last)               (First)                 (Middle)

     52 South Broad Street
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                                    (Street)
     Norwich      New York             13815
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   (City)               (State)                 (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     August 16, 1999
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3.   IRS or Social Security Number of Reporting Person (Voluntary)

     16-1268674
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4.   Issuer Name and Ticker or Trading Symbol

     Lake Ariel Bancorp, Inc. (NASDAQ NMS: LABN)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

   [   ]   Director                                [ X ]   10% Owner
   [   ]   Officer (give title below)              [   ]   Other (specify below)

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6. If Amendment, Date of Original (Month/Year)


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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                   3. Ownership Form:
                        2. Amount of Securities       Direct (D) or
1. Title of Security       Beneficially Owned         Indirect (I)        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)              (Instr. 4)                 (Instr. 5)             (Instr.5)
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    N/A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                 (Print or Type Responses)


              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)



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                                                                                                   5. Owner-
                                                3. Title and Amount of Securities                     ship
                                                   Underlying Derivative Security                     Form of
                        2.Date Exercisable         (Instr. 4)                                         Derivative
                          and Expiration Date     --------------------------------    4. Conver-      Security:
                          (Month/Day/Year)                          Amount               sion or      Direct         7. Nature of
                         ---------------------                      or                   Exercise     (D) or            Indirect
                          Date       Expira-                        Number               Price of     Indirect          Beneficial
1. Title of Security      Exer-      tion                           of                   Derivative   (I)Ownership
    (Instr. 4)            cisable    Date      Title                Shares               Security     (Instr. 5)
                                                                                         (Instr. 5)
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
   Stock Option           *          *          Common stock,      965,300               $11.375           D

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                                                par value

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                                                $.21 per share
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

Explanation of Responses:


   * In connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated August 16, 1999 whereby Lake Ariel Bancorp, Inc. ("Lake Ariel") will merge with NBT Bancorp Inc. ("NBT"), Lake Ariel has granted NBT an option to purchase up to 965,300 shares of Lake Ariel's common stock. The option is exercisable only in the event of certain circumstances involving transactions with third parties, acts of third parties, or break-up of the Merger Agreement. If the option were exercised in full, NBT would own 16.6% of Lake Ariel's then outstanding common stock. NBT disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that NBT is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

/s/ Daryl R. Forsythe                                         August 18, 1999
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     President of NBT Bancorp Inc.                                  Date

 **  Signature of Reporting Person

 ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.